VioQuest PHARMACEUTICALS, INC.
United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: Jim B. Rosenberg Senior Assistant Chief Accountant	July 15, 2005

Re:	VioQuest Pharmaceuticals, Inc. (the “Company”) Form 10-KSB for the year ended December 31, 2004 File No. 000-16686

Dear Mr. Rosenberg:

This letter will respond on behalf of the Company to your comment letter dated June 17, 2005 in conjunction with your original comment letter dated April 29, 2005 (the "Comment Letter") with respect to the Company's Annual Report on Form 10-KSB for year ended December 31, 2004 (the “Form 10-KSB”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. In addition, enclosed herewith is a draft of the Company’s amendment to the Form 10-KSB, which the Company proposes to file upon the completion of your review of the Form 10-KSB.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations or Plan of Operations

Results of Operations - Years ended December 31, 2004 vs. 2003 page 21

1. Please refer to your response to our prior comment number one. In addition to the proposed qualitative discussion you provided in your draft Form 10-KSB/A, please quantify the impacts of the qualitative factors disclosed. Refer to Item 303(b)(1) of Regulation S-B.

Response: As suggested, in the proposed draft amendment, the Company has expanded the discussion of revenues to include not only a more robust discussion of the qualitative factors disclosed, but has also quantified the impacts of those factors where applicable. Our revenues for the year ended December 31, 2004 were $1,485,148 as compared to $669,036 for the year ended December 31, 2003. For the year ended December 31, 2004, approximately 8% of total revenue was derived from the amortization of option fee income pertaining to the licensing of our intellectual property and 92% of total revenue was derived from customized process development services sold to third parties (accounting for 47% of total 2004 revenue), sales of our catalysts and ligands (34% of total 2004 revenue), and feasibility screening reports provided to clients (11% of total 2004 revenue). The overall increase in 2004 revenue is attributable primarily from a 75% increase from 2003 revenue from contracts for customized process development services. In addition, the increase in 2004 revenues is also attributable to our selling and production capabilities transitioning from an academic Research and Development sales volume level, to a commercial sales volume quantity level for its ligands, catalysts, and customized process development services. As a result, revenue from sales of catalysts and ligands increased five fold from 2003 because we were able to sell greater quantities and a wider variety of our proprietary ligands and catalysts to an expanded customer base that more than doubled in 2004 compared to 2003. Revenue from feasibility screening in 2004 also increased three fold from 2003 levels. We anticipate that sales of our proprietary ligands and catalysts and customized process development services will continue to comprise a greater percentage of our revenues in the future as we expand our manufacturing capabilities.
VioQuest Pharmaceuticals, Inc.
Princeton Corporate Plaza, Suite E
7 Deer Park Drive, Monmouth Junction, NJ 08852 USA
Telephone: +1 732 274 0399 Fax: +1 732 274 0402

Our gross profit decreased for the year ended December 31, 2004, as compared to December 31, 2003, as a result of our 2004 revenues being significantly derived from the sale of ligands and catalysts products and services versus a greater percentage of revenues derived from option fee income pertaining to a license agreement for the fiscal year ended 2003. For the year ended December 31, 2003, approximately 20% of total revenue was derived from the amortization of option fee income and 80% of total revenue was comprised of sales or our ligands.

See page 21 of the draft amended Form 10-KSB.

2. Please refer to your response to our prior comment number three. Please provide us your analysis under SFAS 2 of why these costs are research and development costs.

  Response: Please refer to our original response letter dated April 29, 2005 in conjunction with the our expanded response related to Research and Development costs.

Research and Development costs include the following expenses related to the efforts dedicated by the Company to develop its proprietary technology: (1) the Company sponsoring four post doctorates at Penn State University of approximately $330,000, including salaries, lab supplies and chemicals used by the post doctorates to analyze, develop, and document the procedures used to determine the future viability of the Company’s proprietary technologies; (2) costs incurred to purchase laboratory chemicals, such as gases, solvents and solutions, in the amount of approximately $310,000, which chemicals were dedicated to run pilot test programs and perform analytical studies and produce reports to determine the capabilities of its technical laboratory facilities to produce its technologies; (3) laboratory supplies, such as glassware, syringes, vials safety equipment, of approximately $255,000, which were also used in the formulation, evaluation and analysis to run pilot test programs and perform analytical studies and produce reports to determine the capabilities of its technical laboratory facilities to produce its proprietary technologies for future use. The Company transitioned from a research and development facility to a commercial production facility during the latter part of the third quarter of 2004. Management believes these research and development costs incurred are appropriately classified as R&D as they relate to testing the feasibility of it proprietary products, through analyzing our laboratory’s technical and production capabilities, as the costs specifically relate to test pilot programs of our proprietary technology which include the sponsoring of post doctorates, the purchases of additional laboratory materials and supplies such as chemicals, solvents, glassware during 2004 are appropriately classified as R&D.

Critical Accounting Policies and Estimates, page 24

Revenue Recognition, page 24

3. We note your proposed disclosure in your draft Form 10-KSB/A as a result of our prior comment six. Please expand your disclosure to address the judgments and estimates inherent to your determination of net revenues. Additionally, please clarify for us, and in the document whether those estimates relate to sales returns, discounts or allowances. If your estimates do relate to those items that reduce your net revenue, please revise your disclosures to address the information we requested in our initial comment.

Response: The Company has revised its discussion of critical accounting policies and estimates, as requested. In determining net revenues, the Company recognizes revenues based upon shipments and the invoicing of its products and services. Accordingly, the Company does not have a sales allowance, sales discount or sales returns reserve policy in place and, accordingly, does not make any material judgments or estimates relating to net revenues. The Company had one return during the fiscal year 2004 for approximately $25,000, which was reshipped in the first quarter of 2005. The return was a result of the customer inquiring if the Company were able to rework the materials originally sent by providing a higher purity level. See pages 24 - 25.

Consolidated Statements of Operations, page F-4

4. Refer to your responses to comments eight and nine. We believe that your proposed revisions should be made in the amendment to your December 31, 2004 Form 10-KSB.

Response: Subject to additional comments from the Staff, the Company will file an amendment to its 2004 Form 10-KSB including the revisions proposed in the Company’s responses to prior comments 8 and 9.

Note 5. Rights to Intellectual Property - F-14

5. Please refer to your responses to our prior comment number 11. Please include your proposed disclosures in an amendment to your December 31, 2004 10-KSB. Specifically address in this policy how the outcome of defending your patents impacts the amounts capitalized. It increased the balance of the capitalized patent amount. Also include a discussion of the specific items that resulted in the increases in each the current period [sic].

Response: Management has determined that the future economic benefits derived from the capitalized patent costs will exceed their carrying value. The capitalized amounts of intellectual property are comprised of domestic and international patent filing fees, patent enhancement fees, in addition to legal application and prosecution fees associated to the defense of the Company’s patents. The gross patent cost increase for the year ended 2004 of approximately $195,000 are fees directly charged by our patent attorneys for a combination of domestic and foreign legal patent application filing fees, and the prosecution filing fees in the successful defense of our patents. The Company will amend its December 31, 2004 10-KSB filing to include the response as stated above related to the capitalization and increase of patent costs.

* * *

Additionally, as you requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Upon review of this response letter, if you have any additional questions or comments concerning the Company or the Form 10-KSB, or if you wish to discuss any the responses, please do not hesitate to contact the undersigned at (732) 274-0399, ext. 17.

Yours truly,

/s/ Brian Lenz

Brian Lenz, CPA
Chief Financial Officer